Allianz Life Insurance Company of North America

STEWART GREGG
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-2913
Telefax:       763-765-6355
stewart_gregg@allianzlife.com

www.allianzlife.com

February 20, 2009

Sally Samuel, Senior Counsel
Office of Insurance Products
Securities and Exchange Commission

100 F Street, NE
Washington, DC    20549-4644

Re:  Allianz Life Insurance Company of North America
     Allianz Life Variable Account B
     Post Effective Amendment No. 11
     Registration Statement Nos. 333-139701 and 811-05618

Dear Ms. Samuel:

We received oral comments from you on February 6, 2009 and February 10, 2009 with respect to Registrant's above referenced Post Effective Amendment No. 11 to Registration Statement Nos. 333-139701 and 811-05618. The majority of your comments centered on the Separate Account expenses in the prospectus Fee Tables. Before we file our final response to your comments we want to make sure that we have resolved all issues in regards to the Fee Tables. This letter documents you comments about the Fee Tables and the attached prospectus pages reflect the changes we have made based on these comments.

PROSPECTUS

1.       FEE TABLE (PAGES 6 - 11)

COMMENT:

(a). Please move the text that appears under the headings "Separate Account Annual Expenses" and "Rider Charges" to the footnotes.

(b). Please move the information about the rider charges into the same table with the M&E charges. Do not divide the M&E charge table from the rider charge table by footnotes.

(c). Please clarify what the maximum M&E charge is for the Base Contract and all optional benefits.

(d). Please change the heading "Current Maximum Rider Charge (subject to change if the benefit is added later)" in the rider charge table to "Maximum Rider Charge." Any change to the maximum rider charge for new Contracts at any point in the future will require a Rule 485a filing.

                                                                AZL-Vision-1

(e). Please move the information about no additional charge for the Cumulative Withdrawal Benefit to a footnote.

(f). Please move the information about the maximum M&E charge for a Contract with multiple optional benefits into the actual M&E table.

(g). Please move all footnotes so that they appear on the same page as the text to which they apply.

(h). Please change the order of the M&E charges during the Annuity Phase so that the most expensive option appears first.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:  /s/ Stewart D. Gregg

       ---------------------------------
            Stewart D. Gregg

                                                                AZL-Vision-2

CONTRACT OWNER TRANSACTION EXPENSES WITHDRAWAL CHARGE DURING THE ACCUMULATION PHASE(1),(2) (as a percentage of each Purchase Payment withdrawn)

  NUMBER OF COMPLETE
    YEARS SINCE WE
RECEIVED YOUR PURCHASE
        PAYMENT                                              WITHDRAWAL CHARGE AMOUNT
                                                    CONTRACT WITH THE        CONTRACT WITH THE        CONTRACT WITH THE
                                                          BONUS              SHORT WITHDRAWAL       NO WITHDRAWAL CHARGE
                              BASE CONTRACT         Option((3)),((4))       CHARGE OPTION((3))         OPTION((3)),(5)
           0                       8.5%                    8.5%                     8.5%                       0%
           1                       8.5%                    8.5%                     7.5%                       0%
           2                       7.5%                    8.5%                     5.5%                       0%
           3                       6.5%                      8%                       3%                       0%
           4                         5%                      7%                       0%                       0%
           5                         4%                      6%                       0%                       0%
           6                         3%                      5%                       0%                       0%
           7                         0%                      4%                       0%                       0%
           8                         0%                      3%                       0%                       0%
    9 years or more                  0%                      0%                       0%                       0%

TRANSFER FEE((6))..........................................$25

PREMIUM TAXES((7))..................................0% to 3.5%
(as a percentage of each Purchase Payment)

(1) The free withdrawal privilege for each Contract Year is equal to 12% of your total Purchase Payments, less the total amount previously withdrawn under the free withdrawal privilege in the same Contract Year. We will not deduct a withdrawal charge from amounts withdrawn under the free withdrawal privilege. There is no free withdrawal privilege during the Annuity Phase or after you begin to receive Lifetime Plus Payments under one of the Lifetime Plus Benefits (5.09) (if applicable). Any unused free withdrawal privilege in one Contract Year does not carry over to the next Contract Year. For more details and additional information on other penalty-free withdrawal options, please see the discussion of the free withdrawal privilege and other information that appears in section 8, Access to Your Money; and section 11.b, The Lifetime Plus Benefits (5.09).

    NOTE: No withdrawal charge applies if you select the No Withdrawal Charge Option at Contract issue. For more details and additional information, please see the discussion that appears in section 11.c, Other Optional Benefits - No Withdrawal Charge Option.

(2) The total amount under your Contract that is subject to a withdrawal charge is the Withdrawal Charge Basis. The Withdrawal Charge Basis is equal to the total Purchase Payments, less any Purchase Payments withdrawn (excluding any penalty-free withdrawals), less any withdrawal charges.

(3) Some or all of the optional benefits may not be available to you; check with your registered representative. If the optional benefits are available, you can select only one of the following at issue for an additional M&E charge:
    Bonus Option, Short Withdrawal Charge Option, or No Withdrawal Charge Option. For more information, see Separate Account Annual Expenses in this section; section 11, Selection of Optional Benefits; and section 11.c, Other Optional Benefits.

(4) In Connecticut, the withdrawal charge is 8.5%, 8.5%, 8%, 7%, 6%, 5%, 4%, 3%, 2% and 0% for the time periods referenced. For more information, please see section 6, Expenses - Withdrawal Charge.

(5) If you select the No Withdrawal Charge Option, you must also select either the Target Date 10 Benefit (5.09) or one of the Lifetime Plus Benefits (5.09).

(6) The first twelve transfers in a Contract Year are free. We do not count any transfers made under the dollar cost averaging or flexible rebalancing programs, or the allocation and transfer restrictions for the Target Date 10 Benefit (5.09) or any of the Lifetime Plus Benefits (5.09), against any free transfers we allow. Currently, we deduct this fee only during the Accumulation Phase, but we reserve the right to deduct this fee during the Annuity Phase. For more information, please see section 6, Expenses - Transfer Fee.

(7) It is our current practice not to make deductions from the Contract to reimburse ourselves for premium taxes that we pay, although we reserve the right to make such a deduction in the future. For more information, please see section 6, Expenses - Premium Taxes.

CONTRACT OWNER PERIODIC EXPENSES

The next tables describe the fees and expenses that you will pay periodically during the time that you own your Contract, not including the Investment Options' fees and expenses. The Separate Account annual expenses include the mortality and expense risk (M&E) charge and the rider charge.

CONTRACT MAINTENANCE CHARGE(8).............................$50
(per Contract per year)


(8) We waive this charge during the Accumulation Phase if the Contract Value (or Bonus Value, if applicable) is at least $100,000 at the time we are to deduct the charge. If the total Contract Value (or Bonus Value) for all your Contracts that are registered with the same social security number is at least $100,000, we waive the charge on all of your Contracts. We waive this charge during the Annuity Phase if your Contract Value on the Income Date is at least $100,000. For more information, please see section 6, Expenses - Contract Maintenance Charge.


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


CONTRACT ANNUAL EXPENSES

                                                          MAXIMUM AND CURRENT                                   MAXIMUM
                                                                              M&E
                                                   M&E CHARGE((9))       CHARGE((10))          RIDER             RIDER
                                                  ACCUMULATION PHASE     ANNUITY PHASE      CHARGE((11)        CHARGE(12)
                                                --------------------- -----------------    --------------      -------------
BASE CONTRACT                                           1.40%                1.40%

ADDITIONAL CHARGE FOR OPTIONAL BENEFITS(13)
    QUARTERLY VALUE DEATH BENEFIT(14)                   0.30%
    BONUS OPTION                                        0.30%                0.30%
    SHORT WITHDRAWAL CHARGE OPTION(14)                  0.25%
    NO WITHDRAWAL CHARGE OPTION(14, (15))               0.35%
    TARGET DATE 10 BENEFIT (5.09)(16)                   0.55%                                  0.55%             1.00%
                                                   applicable only                        applicable once
                                                   before the rider                       the rider charge
                                                 charge takes effect                        takes effect
    LIFETIME PLUS II BENEFIT (5.09) AND
     LIFETIME PLUS 10 BENEFIT (5.09)(1(6))

        SINGLE LIFETIME PLUS PAYMENTS                    0.95%                                 0.95%             2.00%
                                                    applicable only                       applicable once
                                                    before the rider                      the rider charge
                                                  charge takes effect                       takes effect
        JOINT LIFETIME PLUS PAYMENTS                     1.10%                                 1.10%              2.20%
                                                    applicable only                       applicable once
                                                    before the rider                      the rider charge
                                                  charge takes effect                       takes effect
MAXIMUM CHARGE FOR A CONTRACT WITH THE                   3.15%                                                 2.05% M&E
   QUARTERLY VALUE DEATH BENEFIT, THE NO            applicable only                                          charge plus a
   WITHDRAWAL CHARGE OPTION, AND JOINT             before the rider
   LIFETIME PLUS PAYMENTS UNDER ONE OF THE        charge takes effect                                         2.20% rider
   LIFETIME PLUS BENEFITS (5.09)                                                                              charge once
                                                                                                               the rider
                                                                                                              charge takes
                                                                                                                 effect

(9) The M&E charge is an annualized rate that is realized on a daily basis as a percentage of the net asset value of an Investment Option. We assess the M&E charge against the Accumulation Unit value during the Accumulation Phase and against the Annuity Unit value during the Annuity Phase. For more information, please see section 6, Expenses - Mortality and Expense Risk (M&E) Charge.

(10)The Contract allows Partial Annuitization. It is possible for different portions of the Contract to be in both the Accumulation and Annuity Phases at the same time and have different M&E charges. For example, if you have a Contract with the Quarterly Value Death Benefit and you take a variable Partial Annuitization we would assess an annual M&E charge of 1.70% on the annuitized portion of the Contract and an annual M&E charge of 2.00% on the portion that has not been annuitized. For more information, see section 3, The Annuity Phase - Partial Annuitization.

(11) The rider charge is an annualized rate that is accrued on a daily basis as a percentage of the Target Value under the Target Date 10 Benefit (5.09), or as a percentage of the Benefit Base under any of the Lifetime Plus Benefits (5.09). We calculate the rider charge daily beginning on the first Quarterly Anniversary that occurs on or after January 1, 2010. We assess the rider charge quarterly and we deduct it for each quarter on the earlier of the next Quarterly Anniversary or when we deduct the final rider charge. The rider charge reduces the Contract Value (and Bonus Value, if applicable), but not any of the guaranteed values under the optional benefits (for example, it does not reduce the Target Value or Benefit Base). For more information, please see section 6, Expense - Rider Charge.

(12) We reserve the right to change the rider charge on each Quarterly Anniversary that the benefit is in effect subject to the maximum rider charge. If we increase the rider charge for your selected benefit we will notify you in writing and allow you to terminate your benefit instead of accepting the increase to the rider charge. For more information, please see section 6, Expenses Rider Charge.

(13) The additional charges listed here for the optional benefits apply to benefits that you select while this prospectus is in effect. Any benefits you add to your Contract in the future will be subject to the current and maximum additional M&E charges (or current and maximum rider charges) that are applicable at that time. Some or all of the optional benefits may not be available to you depending on your state of residence; check with your registered representative. For information on when you can add any of the optional benefits to your Contract, or which optional benefits you can combine please see section 11, Selection of Optional Benefits.

(14) The additional M&E charge associated with this optional benefit will continue until the earlier of the benefit's termination, or when your Contract Value is reduced to zero.

(15) If you select the No Withdrawal Charge Option, you must also select either the Target Date 10 Benefit (5.09) or one of the Lifetime Plus Benefits (5.09).

(16) We only assess the additional M&E charge for the Target Date 10 Benefit (5.09) or either of the Lifetime Plus Benefits (5.09) before the first Quarterly Anniversary that occurs on or after January 1, 2010. Beginning on the first Quarterly Anniversary that occurs on or after January 1, 2010 we will stop deducting this additional M&E charge and begin assessing the rider charge. The additional expenses associated with the Target Date 10 Benefit (5.09) and Lifetime Plus Benefits (5.09) will continue until the earlier of the termination of your benefit, or when your Contract Value is reduced to zero.

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